Exhibit 99.1
EnCana Corporation
EnCana on 8th           tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5     www.encana.com
October 2, 2008

To:	All Canadian Securities Regulatory Authorities

cc:	Toronto Stock Exchange (via SEDAR) New York Stock Exchange, Inc. (via email) The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation Notice of Special Meeting and Record Dates
We wish to advise of the following with respect to the upcoming Special Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	October 28, 2008
6.	Beneficial Ownership Determination Date	October 28, 2008
7.	Meeting Date	December 17, 2008
8.	Meeting Location	Calgary, Alberta

Per:	“Kerry D. Dyte”

Kerry D. Dyte, Corporate Secretary